

February 22, 2023

Elizabeth Horton
Chief Financial Officer
S&W Seed Co
2101 Ken Pratt Blvd Suite 201
Longmont, CO 80501

> **Re: S&W Seed Co**
> **File No. 1-34719**
> **Form 8-K filed February 7, 2023**

Dear Elizabeth Horton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 7, 2023

Exhibit 99.1 - Pro Forma Consolidated Financial Statements, page 1

1. Please revise the second paragraph in Note 1 to clarify, if true, that Shell received a 66% interest in Vision Bioenergy Oilseed LLC, and S&W received a 34% interest.

2. Please describe for us your intended accounting for the contribution of property to Vision Bioenergy and the basis in GAAP. Tell us how you calculated the amounts of pro forma adjustments (g) and (i). Similarly, please clarify for us how you determined that a gain should be recognized on the S&W Australia transaction disclosed on page 9 of your Form 10-Q. Refer to ASC 323-10-30-2 and related guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at (202) 551-3738 or Terence O'Brien at (202) 551-3355 if you have questions.

Sincerely,

Elizabeth Horton
S&W Seed Co
February 22, 2023
Page 2

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